British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:				DATE OF
NAME OF ISSUER			FOR QUARTER ENDED	REPORT
AVINO SILVER & GOLD MINES LTD.			January 31, 2001	June 8, 2001

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	B.C.	V6C 1T1	(604) 82-3600	(604) 682-701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

Andrea Regnier		Accountant		(604) 682-3701

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE
Signed:	DATE SIGNED
"LOUIS WOLFIN"	01/08/11
DIRECTOR’S SIGNATURE Signed: “ERNEST CALVERT”	DATE SIGNED 01/08/11

SCHEDULE “B”
SUPPLEMENTARY INFORMATION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

SECURITIES ISSUED DURING THE QUARTER ENDED JANUARY 31, 2001

Type of
Date of issue	Type of security	Type of issue	Number / Amount	Price	Total Proceeds	Consideration

Nil

OPTIONS GRANTED DURING THE QUARTER ENDED JANUARY 31, 2001

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JANUARY 31, 2001

Class	Par Value	Authorized Number	ISSUED
			Number	Amount

Common	No Par Value	25,000,000	4,577,686	$12,780,959

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
AS AT JANUARY 31, 2001

		Exercise or
Security	Amount	Convertible Price	Expiry Date

Options	20,000	$2.58 per share	04/16/2001

Options	352,500	$0.60 per share	02/03/2003

Options	20,000	$0.60 per share	01/21/2002

Warrants	58,051	$0.68 per share	03/12/2001

SHARES IN ESCROW OR SUBJECT TO POOLING AT JANUARY 31, 2001

No shares are held in Escrow, or subject to pooling.

LIST OF DIRECTORS AS AT JANUARY 31, 2001 SCHEDULE “C”

ERNEST CALVERT	MICHAEL BAYBAK

WILLIAM GLASIER	GEORGE SCOTT

DAVID WOLFIN	LOUIS WOLFIN

WILLIAM KOCKEN

SCHEDULE “C”

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Year ended January 31, 2001

Description of Business

The Company’s principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made the required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

The Company’s present principal business activities have been the exploration and development of mineral properties located in the Lillooet Mining District of British Columbia, and specifically referred to as the Bralorne Gold Mines. The Company also has a 49% equity interest in silver mine located in Durango, Mexico.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past year the price of gold has substantially decreased. If the decline in gold prices continue, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

Competition

The mining industry in which the Company is engaged in is general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Results of Operations

The Company reports a net loss of Cdn $1,118,491 or $0.24 per share, for the year ended January 31, 2001, compared to a net loss of Cdn $683,799 for the corresponding period in 2000. The Company had no operating revenues, but recognized interest income for the period of $643. During the year, the company realized an equity loss in Cia Minera of $770,296, compared to $199,954 in 2000. Taking this into consideration the expenses for 2001 were $341,135 compared to $474,152 in 2000. The significant increase in expenses from 2000 was in foreign exchange of $44,783 compared to 2000 of $19,209. Other expenses such as auditing have reduced in the year by approximately $30,000. In 1999 the Company changed auditing firms to a smaller, less expensive firm. The figure in 2000 for auditing includes a late accrual from the previous auditor of approximately $10,000.

Finance reduced by $108,534 in the year. This is due to the previous year being the final year of amortization of deferred debenture issue costs. The current year expense of $101,636 comprises solely interest paid and accrued on the debentures payable.
During the year, the Company received 1,591,392 shares of Bralorne-Pioneer Gold Mines Ltd., a company with common directors in settlement of $397,848 debt, reducing the related party receivables and increasing the Investments.

Due to related parties of $318,358, an increase of $276,099 from 2000, includes a payable to the President of the Company, Louis Wolfin, for a cash loan of $105,000 to the Company during the year. The loan was used to pay the Company’s portion of the interest due on the debentures on October 25, 2000.

Bralorne Mine and Loco property

The Company expended $26,672 during the fiscal 2001 on the Bralorne Mine project. The following is a detailed breakdown of the expenditures in categories:

Property maintenance	1,306
Mine Power	9,143
Mine Office administration	6,137
Liability and property Insurance	5,240
Property taxes and assessment	2,742
Other	2,104

26,672

Cia Minera Mexicana de Avino, S.A. de C.V.

The Company has a 49% interest in the issued common shares of Cia Minera Mexicana de Avino (“Cia Minera”). Cia Minera holds a 100% interest in silver producing mine located in Durango, Mexico. The Company accounts for Cia Minera on an equity basis. During the fiscal year, Cia Mineral had a loss of $1,572,033 compared to fiscal 2000 of $408,069 in losses. Gross profit decreased by 22%, due primarily to higher costs of production and depreciation charges. Expenses increased by 34%, due primarily to increased depreciation charges and reduced investments income recoveries.

Twelve Months' Production figures - Through December 31,
(Cia Minera's fiscal year end is December 31)
	2000	1999
Silver (ounces)	912,706	987,607
Gold (ounces)	7,958	7,631
Copper (pounds)	3,411,554	3,055,711

Recovery Rates (%)
	2000	1999

Silver	76.11	80.06
Gold	78.19	77.18
Copper	86.68	88.00

Related Party Transactions

Under a five year Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc., a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses. In the event of a change of control of Avino, the resignation or removal of Mr. Wolfin, the full amount of the remaining payments becomes due. Included in Due to Related Party on the balance sheet is an amount of $30,000 due to Frobisher for fees, and $4,074 for expenses.

The Company has a contract with Oniva International Services Corp. a private company owned by Avino and five other affiliated companies, whereby Oniva provides administrative services to Avino. During the fiscal year 2001 the Company paid $64,280 for administrative services, and $41,194 for exploration services under this contract.

During the year the President of the Company, Louis Wolfin, made a cash loan to the Company of $105,000. The funds were used to make the required interest payments on the outstanding debentures.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The Company has a working capital deficiency of $431,750 at January 31, 2001, compared to a working capital deficiency of $149,743 at the fiscal year end January 31, 2000. The Company will need to re-finance in order to maintain operations.

Contingent liabilities

On August 31, 1995, the Company, together with Bralorne-Pioneer Gold Mines Ltd., completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer Gold Mines. The debentures bear interest at 7% payable annually, and mature and are due on October 25, 2002. The debentures are not redeemable prior to maturity date. The debentures are secured by a first charge over the Company’s interest in the Bralorne Mine and Loco property. The recourse against Avino is limited to Avino’s interest in the Bralorne Mine and Loco property.

Under the terms of the debentures, the Company is required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established, and therefore the Company may be considered in default of the debentures. Subsequent to the period, the Company together with Bralorne, have commenced a program at the Bralorne site to complete the mill and operate on a pilot bases using previous stock piled ore with additional ore from the Peter Vein. There is no assurance that the production will be profitable based on today’s gold prices and the cost of recovery may exceed the revenues. The Company has not conducted a feasibility study to define reserves. In normal narrow vein operations, a company would normally only keep one to two years of reserve ore to supply the mill.